As filed with the Securities and Exchange Commission on February 23, 2000
                                                      Registration No. 333-16933
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST EFFECTIVE AMENDMENT NO. 1
                                       To
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ___________

                                 COPYTELE, INC.

             (Exact Name of Registrant as Specified in its Charter)

           Delaware                                      11-2622630
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                             900 Walt Whitman Road
                            Melville, New York 11747
                                 (631) 549-5900

               (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                      COPYTELE, INC. 1993 STOCK OPTION PLAN

                              (Full Title of Plan)


                                 Denis A. Krusos

                Chairman of the Board and Chief Executive Officer
                                 CopyTele, Inc.
                              900 Walt Whitman Road
                            Melville, New York 11747
                                 (631) 549-5900

                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent for Service)

                                   Copies to:
                             Gerald S. Backman, P.C.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                                EXPLANATORY NOTE


This Post Effective Amendment No. 1 to the Registration Statement on Form S-8 (No. 333-16933) is being filed to amend the Reoffer Prospectus covering options granted under the Company's 1993 Stock Option Plan, as amended (the "Plan"). The number of shares identified in the Prospectus is the maximum number of shares that may be issued under the Plan.

                                 CopyTele, Inc.

                     20,000,000 shares of Common Stock under
                           the 1993 Stock Option Plan

This prospectus relates to the offer and sale from time to time by directors, officers and/or other key employees and consultants, who may be considered our "affiliates", of common stock which has been or may be acquired pursuant to our 1993 Stock Option Plan, as amended. We will not receive any of the proceeds from sales by the selling shareholders.

The selling shareholders propose to sell the shares from time to time in transactions occurring either on or off The Nasdaq National Market at prevailing market prices or at negotiated prices. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts.

The selling shareholders and participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any profit on the sale of shares of those selling shareholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "COPY". On February 22, 2000, the closing price of our common stock as reported by The Nasdaq National Market was $ 2.44 per share.

We are paying all expenses of registration incurred in connection with this offering but the selling shareholders will pay all brokerage commissions and other selling expenses.

See "Risk Factors" beginning on Page 6 of this prospectus for a discussion of certain risks and other factors that you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 23, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Where You Can Find More Information........................................    4
Risk Factors...............................................................    6
The Company................................................................    9
Selling Shareholders.......................................................    9
Plan of Distribution.......................................................   11
Experts....................................................................   11


You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                       WHERE YOU CAN FIND MORE INFORMATION

CopyTele files annual, quarterly and special reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N. W., Washington, D.C. 20549, at Seven World Trade Center 13th floor, New York, New York 10048 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800 SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http:/www.sec.gov.

CopyTele has filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to CopyTele and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 0-11254) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made prior to the termination of the offering are incorporated by reference:

     (i) our Annual Report on Form 10-K for the fiscal year ended October 31, 1999; and

     (ii) the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC under Section 12 of the Exchange Act on October 24, 1983.

We will provide without charge to each person to whom a copy of this prospectus is delivered a copy of any or all documents incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies can be made by writing or telephoning us at 900 Walt Whitman Road, Melville, New York 11747, Attention: Secretary; telephone number: (631) 549-5900.

Unless otherwise stated in this prospectus, references to "CopyTele", "we", "our" and "us" refer to CopyTele, Inc., a Delaware corporation.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but rather reflect our current expectations concerning future events and results. We generally use the words "believes", "expects", "intends", "plans", "anticipates", "likely", "will", and similar expressions to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and other factors, some of which are beyond our control, that could cause actual results to differ materially from those forecast or anticipated in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, those factors more fully described under "Risk Factors". Except as required by law, we undertake no obligation to update forward-looking statements we make in this prospectus or otherwise.

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business and financial results could be materially and adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have experienced significant net losses and negative cash flows from operations since our inception and they may continue.

We have incurred substantial costs and expenses since our inception in developing our flat panel display technology and in our efforts to produce commercially marketable products incorporating our technology. We have had limited sales to our dealers, distributors and other customers to support our operations. We have incurred net losses aggregating $50,159,925 from November 5, 1982 (inception) through October 31, 1999. Research and development expenses during that period aggregated approximately $31,474,000 and negative cash flow from operations aggregated $50,794,142. We have set forth below our net losses, research and development expenses and negative cash flow from operations for the three fiscal years ended October 31, 1999:


                                                   Fiscal Years Ended October 31,
                                                   ------------------------------
                                              1997              1998              1999
                                              ----              ----              ----
Net Loss                               $    5,800,575    $    7,135,954    $    8,465,016
Research and Development               $    3,642,000    $    3,926,000    $    3,163,000
Negative Cash Flow From Operations     $   10,172,069    $    7,736,211    $    6,117,096


We have had net losses and negative cash flow in each year of our operations since our inception and we may continue to incur substantial losses and experience substantial negative cash flows from operations.

We have not yet developed a commercially successful product and may not be able to do so in the future.

Our first developed product was the Magicom(R) 2000, a telephone-based multi-functional telecommunications product incorporating our E-paper(TM) flat panel display technology. We are currently proceeding with the marketing of a hardware based peripheral digital encryption system called the USS-900 as well as the SCS-700, which combines the USS-900 with Magicom(R) 2000 as modified to include encryption based on the USS-900. Our encryption products are only in their initial stages of production and marketing. The success and profitability of these products will depend upon many factors, many of which are beyond our control, including:

     o our ability to successfully market the USS-900 and SCS-700;

     o our continuing ability to purchase the Citadel(TM) CCX encryption chip from Harris Corporation for use in the USS-900;

     o our production capabilities and those of our suppliers as required for the production of the USS-900, and the modified Magicom(R) 2000 for the SCS-700;

     o long-term product performance and the capability of our dealers and distributors to adequately service our products;

     o our ability to maintain an acceptable pricing level to end-users for our products;

     o the ability of suppliers to meet our requirements and schedule;

     o our ability to obtain adequate supplies of substrates for the SCS-700;

     o our ability to successfully develop our new products under development, particularly our new encryption products;

     o rapidly changing consumer preferences; and

     o the possible development of competitive products that could render our products obsolete or unmarketable.

     Consequently, we cannot give you any assurance that we will generate sufficient revenues to support our operations in the future or that we will have sufficient revenues to generate profits.

We are likely to need additional funds in the near future which may not be available on acceptable terms, and may result in dilution to our stockholders.

We anticipate that we will require additional funds to continue our research and development activities, market our products, satisfy the NASD requirement that we maintain a minimum of $4 million of net tangible assets to maintain our Nasdaq National Market listing, and to participate in Shanghai CopyTele Electronics Co., Ltd., our joint venture in China, beyond our initial capital contributions, if cash generated from operations is insufficient to satisfy these requirements. Based on reductions in operating expenses that we have made and additional reductions that we may implement, if necessary, we believe that our cash resources as of the date of this prospectus will be sufficient for us to continue operations until at least the end of fiscal 2000. However, our projections of future cash needs and cash flows may differ from actual results. If current cash and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell debt or equity securities or to obtain a line of credit. The sale of additional equity securities or convertible debt could result in additional dilution to our stockholders. We can give you no assurance that we will be able to generate adequate funds from operations, that funds will be available to us from debt or equity financings, or that if available, we will be able to obtain such funds on favorable terms and conditions.

We are dependent upon a few key executives and the loss of their services could adversely affect us.

Our Chief Executive Officer, Denis A. Krusos, and our President, Frank J. DiSanto, founded CopyTele in 1982 and are engaged in the management and operations of our business and that of Shanghai CopyTele, including all aspects of our development, production and marketing of our products and flat panel display technology. Messrs. Krusos and DiSanto, and other senior executives, are important to our future business and financial arrangements. The loss of the services of any such persons could have a material adverse effect on our business and prospects.

We may not be able to compete successfully in the very competitive markets for our products.

The USS-900 and the SCS-700, are subject to intense competition that exists in the encryption and telecommunications industries. Each of our new products under development would be subject to the same competitive factors. The telecommunications industry has a substantial number of competitors which are larger and possess financial resources significantly greater than ours.

If we are unable to maintain our Nasdaq-National Market listing the market price of our common stock could be adversely affected.

The NASD requires that we maintain a minimum of $4 million of net tangible assets and a market price of at least $1 per share in order to continue our Nasdaq National Market listing. If our stock were delisted, it could have an adverse affect on the market price of our common stock and the liquidity of our shares. As of October 31, 1999, our net tangible assets were approximately $6.3 million. The market price of our common stock during the fiscal year ended October 31, 1999 ranged from a high closing price of $3.31 per share to a low closing price of $0.69 per share and averaged $1.53 per share.

                                   THE COMPANY

Overview
--------

CopyTele presently is a development stage enterprise. Our principal activities include the development, production and marketing of multi-functional encryption products, under the Cryptele(TM) brand name, which provide high-grade information security for domestic and international users over virtually any communications medium. The first encryption products we have produced under this product line are the USS-900 (Universal Secure System) and the SCS-700 (Secure Communication System). The USS-900 is a hardware based peripheral digital encryption system which incorporates the Harris Corporation encryption digital cryptographic chip - the Citadel(TM) CCX - to provide high-grade information encryption. The SCS-700 combines the USS-900 with a modified version of the Magicom(R) 2000, our first developed product, to provide a secure telephone based multi-functional telecommunications system incorporating our E-Paper(TM) flat panel display technology.

We are also continuing our research and development activities for additional encryption products and other flat panel displays in addition to our patented, compact, ultra-high resolution, charged particle, E-Paper(TM) flat panel display technology. We are also continuing our efforts to develop coated particles derived from our E-Paper(TM) flat panel display technology. If developed, these coated particles could potentially be used by manufacturers of toners and pigments.

We initially formed Shanghai CopyTele Electronics Co., Ltd., our 55% owned joint venture in Shanghai, China, in 1995 to produce and market Magicom(R) 2000 and to supply it to us for sale outside of China. Shanghai CopyTele currently supplies a portion of the electronic components, sub-assemblies and accessories for use in the USS-900 and also produces the modified Magicom(R) 2000 units used in the SCS-700.

We were incorporated on November 5, 1982, under the laws of the State of Delaware. Our principal executive offices are located at 900 Walt Whitman Road, Melville, New York 11747, and our telephone number is (631) 549-5900.

                              SELLING SHAREHOLDERS

This prospectus relates to shares of common stock which have been or may be acquired by the selling shareholders pursuant to our 1993 Stock Option Plan. The following table sets forth certain information with respect to the selling shareholders as of February 11, 2000, as follows: (1) the name and position with CopyTele within the past three years of each selling shareholder; (2) the number of shares of common stock beneficially owned by each selling shareholder (including shares obtainable under options exercisable within sixty (60) days of such date); (3) the number of shares of common stock being offered hereby; and
(4) the number and percentage of our outstanding shares of common stock to be beneficially owned by each selling shareholder after completion of the sale of common stock being offered hereby. There is no assurance that any of the selling shareholders will sell any or all of their shares of common stock.

     Selling Shareholder                   Number of
      and Position with                      Shares              Number of            Shares Beneficially Owned
      the Company within                  Beneficially          Shares Being                  After Sale
     the Past Three Years                   Owned (1)          Offered Hereby (2)       Number        Percent
     --------------------                   ---------          ------------------       ------        -------
     Denis A. Krusos                        7,096,940              900,000             6,196,940         9.53%
        Director, Chairman of the
        Board and Chief Executive
        Officer

     Frank J. DiSanto                 (3)   3,675,710              900,000             2,775,710         4.28%
        Director and President

     Gerald J. Bentivegna                     281,000              159,000               162,000           *
        Director, Vice
        President-Finance and Chief
        Financial Officer

     George P. Larounis                       282,500              172,500               150,000           *
        Director

     Lewis H. Titterton               (4)   1,539,600               20,000             1,539,600         2.46%
        Director

     Frank W. Trischetta                      578,000              343,000               235,000           *
        Senior Vice President -
        Marketing and Sales

_____________________
*  Less than 1%

(1) Includes 2,845,180 shares, 2,675,180 shares, 279,000 shares, 282,500 shares, and 528,000 shares of common stock as to which Denis A. Krusos, Frank J. DiSanto, Gerald J. Bentivegna, George P. Larounis, and Frank W. Trischetta, respectively, have the right to acquire currently or within 60 days of the date hereof upon exercise of options granted pursuant to the 1993 Plan.

(2) Includes 40,000 shares, 40,000 shares, and 20,000 shares of common stock as to which Gerald J. Bentivegna, George P. Larounis and Lewis H. Titterton, respectively, have the right to acquire upon the exercise of options granted pursuant to the 1993 Plan, which options are not currently exercisable or exercisable within 60 days of the date hereof.

(3) Includes 613,215 shares held by the Frank J. DiSanto Revocable Living Trust. Mr. DiSanto is the trustee and has sole voting and investment power of the trust. Includes 250,000 shares which are pledged to a bank under a commercial loan.

(4) Includes 500,000 shares which Lewis H. Titterton has the right to acquire upon the exercise of warrants.

As of February 11, 2000, there were 62,173,376 shares of our common stock outstanding.

All references to amounts of common stock have been adjusted to reflect the two-for-one stock split issued on June 17, 1996 to stockholders of record at the close of business on June 4, 1996 in the form of a stock dividend of one share of common stock for each share outstanding.

                              PLAN OF DISTRIBUTION

Shares covered by this prospectus will be sold by the selling shareholders as principals for their own account. We will not receive any proceeds from sales of any shares by selling shareholders.

The selling shareholders may sell shares pursuant to this prospectus from time to time in transactions (including one or more block transactions) on The Nasdaq National Market, in the public market off The Nasdaq National Market, in privately negotiated transactions, or in a combination of such transactions. Each sale may be made either at the market price prevailing at the time of sale or at a negotiated price. Sales may be made through brokers or to dealers, and such brokers or dealers may receive compensation in the form of commissions or discounts not exceeding those customary in similar transactions. Any shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are paying all expenses of registration incurred in connection with this offering, but the selling shareholders will pay their own brokerage commissions and any other expenses they incur.

The selling shareholders and any dealers acting in connection with the offering or any brokers executing sell orders on behalf of a selling shareholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling shareholder and any commissions or discounts received by a broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, a broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through the broker or dealer.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed brokers or dealers.

                                     EXPERTS

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Melville, State of New York, on this 23rd day of February, 2000.

                                               CopyTele, Inc.

                                               By:Denis A. Krusos
                                                  -------------------------
                                                  Denis A. Krusos
                                                  Chairman of the Board and
                                                  Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Denis A. Krusos and Frank J. DiSanto acting individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                                       Title                                   Date
---------                                       -----                                   ----

    Denis A. Krusos          Chairman of the Board, Chief Executive Officer and   February 23, 2000
    --------------------     Director (Principal Executive Officer)
    Denis A. Krusos

    Frank J. DiSanto         President and Director                               February 23, 2000
    --------------------
    Frank J. DiSanto

    Gerald J. Bentivegna     Vice President-Finance, Chief Financial Officer and  February 23, 2000
    --------------------     Director (Principal Financial and Accounting
    Gerald J. Bentivegna     Officer)


    George P. Larounis       Director                                             February 23, 2000
    --------------------
    George P. Larounis

    Lewis H. Titterton       Director                                             February 23, 2000
    --------------------
    Lewis H. Titterton

                                  EXHIBIT INDEX


    Exhibit No.     Description
    -----------     -----------

       23 -         Consent of Arthur Andersen LLP